Exhibit 4.13

Private & Confidential

1-3 Strand

London

WC2N 5JR

6 January 2014

Dear Nick,

Additional Terms of Employment

1. I am writing to confirm the following terms that will apply in relation to your recruitment by Reed Elsevier Group pic (the Company) as Chief Financial Officer of the Group. The terms will apply in addition to the terms of the contract of employment between you and the Company entered into on the same date as this letter (the Service Agreement). Where a defined term is not defined in this letter, it will have the same meaning as is given to it by the Service Agreement.

2. The additional terms that will apply are as follows:

Compensation for Forfeited Entitlements

3. In addition to participation in regular incentive arrangements, you will also be entitled to the one-off awards specified in paragraphs 4 and 9 below to compensate you for forfeited entitlements from your current employer. These are designed to facilitate your recruitment by the Company and the share awards will be satisfied using shares purchased on the market.

One-off Multi-Year Incentives

4. You will be granted the following multi-year incentives:

(a)	A performance share award over shares with a value of 200% of base salary. This award will vest in HI 2015 subject to the performance measures and targets outlined in Part A of Schedule 1 to this letter.

(b)	A performance share award over shares with a value of 200% of base salary. This award will vest in H1 2016 subject to the performance measures and targets outlined in Part B of Schedule 1 to this letter.

5. If, after the date of this letter, any long term incentives granted to you by Centrica plc at any time are awarded, vest or are preserved (other than you being permitted to retain your deferred shares, which will be dealt with in accordance with paragraph 9 below), then the Remuneration Committee will reduce the quantum of the performance share awards granted pursuant to paragraph 4 above to reflect the value of the Centrica plc long term incentives which are awarded, vest or are preserved (as applicable) on such basis as the Remuneration

Reed Elsevier Group pic	1-3 Strand London WC2NSJR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 2746616

Committee may reasonably determine. If the value of the One-off Multi-Year Incentives is insufficient for these purposes then the Remuneration Committee may reduce the value of the other long-term incentives to be granted to you in 2014.

6. If you resign or are dismissed under clause 19.2 of the Service Agreement or for any other reason justifying summary dismissal (a For Cause Reason), these awards will lapse immediately (unless your resignation is in response to a repudiatory breach of contract).

7. If the Company terminates your employment for any reason other than (a) a For Cause Reason or (b) for injury, disability, ill-health, death or redundancy, then your award will be preserved until the original vesting date subject to the achievement of the performance targets. Where your employment is terminated for a reason falling within (b) above, your awards will be treated as if rule 8.2 of the Reed Elsevier Group plc Long-Term Incentive Plan 2013 applied to them.

8. These grants will be made on or shortly following the Effective Date (and by reference to the applicable share prices at that date) unless there are dealing restrictions in place at that time which would prohibit the grant in which case they will be made as soon as practicable once those dealing restrictions lift. It is Reed Elsevier’s intention that the value of each of these awards shall be split equally between Reed Elsevier PLC and Reed Elsevier NV shares. Grants over PLC shares can be made without prior shareholder approval in reliance on LR9.4.2R but prior shareholder approval is required for grants over NV shares. Therefore, if the requisite NV shareholder approval has not been obtained by the Effective Date, the grants will be made solely over PLC shares but on terms that 50% of the value of the grant will be satisfied with NV shares to the extent that shareholder approval has been obtained for that. The conversion from PLC to NV shares will be on the basis of the NV closing share price and Euro/Sterling exchange rate on the date of grant of your award of PLC shares.

One-off Cash Award

9. Reed Elsevier understands that by reason of your resignation from Centrica plc, you may forfeit deferred shares that have been awarded to you by Centrica plc. You will receive a one-off cash payment of £288,000 for these forfeited shares, payable within 30 days of the Effective Date subject to statutory deductions. If you do not forfeit all the deferred shares then the cash payment will be reduced to reflect the value of any shares that you do retain.

Clawback Arrangements

10. The Buy-Out Awards specified in paragraphs 4 and 9 above will be subject to claw-back arrangements if you resign (other than in response to a repudiatory breach of contract) in the two year period following the Effective Date as follows:

(a)	For any One-off Multi-Year Incentives that have already vested, you must pay to Reed Elsevier a cash amount equal to the value as at the date you give notice of the Clawback Proportion of the Net Shares; and

(b)	For the One-off Cash Award, you must pay to Reed Elsevier a cash amount equal to the Clawback Proportion of the Net Award.

Reed Elsevier Group pic	1-3 Strand London WC2N5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 2746616

For these purposes:

Net Shares means the number of shares that vested after the sale of sufficient shares to meet your income tax and national insurance liability;

Net Award means the cash amount of the One-off Cash Award after deduction of income tax and national insurance; and

Clawback Proportion is calculated as (24-A)/24, where A is the number of complete months between the Effective Date and the date you give notice.

11. In addition to the obligations under paragraph 10, you will be subject to the same provisions in relation to claw-back in respect of the Buy-Out Awards specified in paragraphs

4 and 9 above as for awards made to you in 2014 pursuant to the Reed Elsevier Group pic

Long-Term Incentive Plan 2013.

12. This letter, which forms part of the Service Agreement, will be governed by and construed in accordance with English law.

13. Please could you sign and date one copy of this letter and return it to me to signify your agreement to the terms set out above.

Yours sincerely

For and on behalf of Reed Elsevier Group plc

Accepted and agreed:

/s/ NL Luff

Dated: 6/1/14

Reed Elsevier Group pic	1-3 Strand London WC2N5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N SJR Registered in England number 2746616

Schedule 1

Performance conditions

Part A

1. The award granted to you under paragraph 4(a) is granted subject to the following performance measures, which will be measured after the end of the 2014 financial year:-

EPS (2/3 of award)

	Average EPS Growth in 2013 and 2014
	< 7%	> 7%
% of award earned	0%	100%

ROIC (1/3 of award)

	ROIC in 2014
	< 10.7%	> 10.7%
% of award earned	0%	100%

The definitions of and calculation methodology for EPS and ROIC are the same as apply to matching awards granted to the CEO in 2013 under the Reed Elsevier Group plc Growth Plan and are set out in Schedule 1 to the rules of the Growth Plan.

Part B

The award granted to you under paragraph 4(b) is granted subject to the same performance measures and performance period which apply to the 2013-15 LTIP awards. These are set out in detail in the Appendix to the Reed Elsevier Group pic Long-term Incentive Plan 2013. In summary, the measures are as follows:-

ROIC(1/3 of award]

	ROIC in 2015
	<11.2%	11.2%	11.45%	11.7%	11.95%	12.2%	12.45%	12.7%
% of award earned	0%	33%	52.5%	65%	75%	85%	92.5%	100%
EPS (1/3 of award)
	Average EPS Growth over the three-year performance period
	<5%	5%	6%	7%	8%	9%	10%	11%
% of award earned	0%	33%	52.5%	65%	75%	85%	92.5%	100%

Vesting is on a straight-line basis for performance between the stated percentages.

Reed Elsevier Group pic	1-3 Strand London WC2N5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered In England number 2746616

TSR (1/3 of award)

	Percentile TSR rank achieved
% of award earned	<50	50	60	> 75
3y TSR sterling (PLC ords)	0%	30%	58%	100%
3y TSR EURO (NV ords)	0%	30%	58%	100%
3y TSR USD (PLC & NV ADRs)	0%	30%	58%	100%

Vesting is on a straight-line for performance between the minimum and maximum threshold.

Reed Elsevier Group pic	1-3 Strand London WC2N5JR	Telephone +44 (0)20 7930 7077 Fax +44 (0)20 7166 5799 www.reedelsevier.com	Registered Office 1-3 Strand, London WC2N 5JR Registered in England number 2746616